Revised
June 20, 1996

Mr. L. Don Brown
4468 Kettering Dr.
Long Grove, IL  60047

Dear Don,

It is with great pleasure that we confirm your acceptance of the position Senior Vice President, Operations and Technology for
Coors Brewing Company. In this position, you will be a Company Officer. You will be reporting to me at an annual base salary of $350,000. In addition, you will receive a sign on bonus of $200,000 payable within 30 days of your start date and a transitional bonus of $100,000 payable by December 31, 1996.
Your salary will be reviewed annually each year. You will participate in the Executive Compensation Program subject to Board approval which currently consists of the following components:

Annual Management Incentive Compensation Plan(MIC): This program involves a cash payout based upon company pre-tax earnings and individual performance. Your 1996 payout target will be 40% of base salary. The potential payout range is 0-80%. We will guarantee you a payout of 80% of your annual salary for 1996 and 1997.

You will participate in the 1996 Long Term Incentive Plan. This plan provides you with three choices for payout: 1) the normal form is on-half in cash, one-half in restricted shares; 2) the next option is to receive the cash portion in discounted shares;
and 3) the last option is to receive three times your payout amount in stock options. Attached is an example of all the payout options.

1996 Long Term Incentive Plan: This is a three year plan with payout based on cumulative return on invested capital. The current plan covers 1996, 1997, 1998 with payout in 1999. The 1999 payout target for your level is currently 125% of salary. Your actual target will be based on your starting salary and pro-rated based on your start date. The potential payout range is 0-250% of salary.

Stock Options: Currently, stock options are granted annually and at each Board meeting to eligible new hires. In your case, we will provide you with a one-time mega grant determined by accelerating the next three years annual grants into one grant of options to purchase Coors stock. The number of options granted will be determined by dividing 300% of your annual salary by $18 a share effective the day you begin work with us. Vesting is based on an increase in share price, 10% for each one dollar increase in share value. Beginning January 1, 1997, you will participate in the annual stock option program.

You will also be granted the equivalent of $800,000 in Restricted Shares based on the Fair Market Value (average of the high and low) of the Stock on the date of grant. The grant date will be the next scheduled Board meeting on August 16, 1996. These shares will be restricted for a period of three years from the date of grant and based upon your continued employment at Coors. You will receive quarterly dividends on these shares when the Board authorizes dividend payments to all shareholders.

In addition you will receive a monthly perquisite allowance of $2,500 ($30,000 annual) for a vehicle, financial counseling, tax preparation, legal fees, organization membership dues for the Executive Leadership Council and country club fees. Sponsorship of a table at the Executive Leadership council is allowable as a company expense. Also, we will pay up to $22,000 for initiation fees at the country club of your choice. Enclosed is a summary of Officer benefits that are available to you and details of our relocation program.

Based on business necessity, computer and fax equipment is available at your home as a business expense within your operating budget.

We anticipate a long and mutually rewarding relationship.
However, you should know that your employment is "at will" with no obligation on either you or the Company to continue for a set length of time. In addition, as an Officer of the Company, our relationship will be regulated by the Company bylaws.

In the very unlikely event that your employment with the Company should be terminated for reasons other than cause during the first two years of employment, 12 months of total salary (base plus 40% annual bonus) will be paid to you. After your first two years of employment, you will be covered by the standard Officer severance package, which is currently one year of base salary.

I look forward to an anticipated start date as soon as practicable and we are enthusiastic about you joining the Coors leadership team. (This offer is contingent upon you successful completion of our pre-employment drug screen, which can be scheduled at your convenience when you report to work). If you have any question, please contact me at 303-277-3151.

Best regards,


W. Leo Kiely III
President and Chief Operating Officer

Offer accepted:                              Date:
__________________

pc:  Bob Ehret

Enclosures:  1996 Annual Incentive Plan (MIC)
             1996 Long Term Incentive Plans
             Stock Option Plan
             Incentive Plan Documents and Descriptions
             Benefit Summary (including Officer benefits)
             Relocation Summary
             Inventions and Non-Disclosure Agreement